# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Once Upon a Farm, PBC, CIK 0001696556
CUSIP: 68237F108
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 950 Gilman Street, Suite 100, Berkeley, California (CA), 94710
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001693149

## Reporting persons
- CAVU Venture Partners II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,411,502; shared voting power 0; sole dispositive power 7,411,502; shared dispositive power 0; aggregate amount beneficially owned 7,411,502 (17.7% of the class)
- CAVU Venture Partners III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,274,219; shared voting power 0; sole dispositive power 2,274,219; shared dispositive power 0; aggregate amount beneficially owned 2,274,219 (5.4% of the class)
- CAVU Venture Partners IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 731,396; shared voting power 0; sole dispositive power 731,396; shared dispositive power 0; aggregate amount beneficially owned 731,396 (1.7% of the class)
- TNG Investors LP / DE: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 646,478; shared voting power 0; sole dispositive power 646,478; shared dispositive power 0; aggregate amount beneficially owned 646,478 (1.5% of the class)

## Item 1. Issuer
Name of issuer: Once Upon a Farm, PBC
Address of issuer's principal executive offices: 950 Gilman Street, Suite 100, Berkeley, CA 94710

## Item 2. Person Filing
Name of person filing: This statement is being filed by CAVU Venture Partners II L.P. ("CAVU II"), CAVU Venture Partners III L.P. ("CAVU III"), CAVU Venture Partners IV L.P. ("CAVU IV") and TNG Investors LP ("TNG" and together with CAVU II, CAVU III and CAVU IV, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is 515 West 20th Street, Suite 4W, New York, NY 10011.
Citizenship: Each of the Reporting Persons is incorporated under the laws of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) Fund II directly owns 7,411,502 shares of Common Stock, representing approximately 17.7% of the outstanding Common Stock.
(2) Fund III directly owns 2,274,219 shares of Common Stock, representing approximately 5.4% of the outstanding Common Stock.
(3) Fund IV directly owns 731,396 shares of Common Stock, representing approximately 1.7% of the outstanding Common Stock.
(4) TNG directly owns 646,478 shares of Common Stock, representing approximately 1.5% of the outstanding Common Stock.

CAVU Venture Partners GP II, LP ("Fund II GP"), as the general partner of Fund II, and CAVU Venture Partners GP II, LLC ("Fund II GP LLC"), as the general partner of Fund II GP, each may be deemed to beneficially own the shares of Common Stock held directly by Fund II. CAVU Venture Partners GP III, LP ("Fund III GP"), as the general partner of Fund III, and CAVU Venture Partners GP III, LLC ("Fund III GP LLC"), as the general partner of Fund III GP, each may be deemed to beneficially own the shares of Common Stock held directly by Fund III. CAVU Venture Partners GP IV, LP ("Fund IV GP"), as the general partner of Fund IV and TNG, and CAVU Venture Partners GP IV, LLC ("Fund IV GP LLC"), as the general partner of Fund IV GP, each may be deemed to beneficially own the shares of Common Stock held directly by Fund IV and TNG.
Percent of class: See responses in Item 4(a) above. The percent of class was based upon 41,881,392 shares of Common Stock outstanding as of March 6, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed on March 16, 2026.
Sole power to vote or to direct the vote:
(1) Fund II: 7,411,502 shares of Common Stock.
(2) Fund III: 2,274,219 shares of Common Stock.
(3) Fund IV: 731,396 shares of Common Stock.
(4) TNG: 646,478 shares of Common Stock.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
(1) Fund II: 7,411,502 shares of Common Stock.
(2) Fund III: 2,274,219 shares of Common Stock.
(3) Fund IV: 731,396 shares of Common Stock.
(4) TNG: 646,478 shares of Common Stock.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- CAVU Venture Partners II, LP: /s/ Brett Thomas, Manager of General Partner of General Partner (05/15/2026)
- CAVU Venture Partners III, LP: /s/ Brett Thomas, Manager of General Partner of General Partner (05/15/2026)
- CAVU Venture Partners IV L.P.: /s/ Brett Thomas, Manager of General Partner of General Partner (05/15/2026)
- TNG Investors LP / DE: /s/ Brett Thomas, Manager of General Partner of General Partner (05/15/2026)